Via Facsimile and U.S. Mail
Mail Stop 03-09


April 25, 2005


Mr. John E. Yetter
Vice President and
Chief Financial Officer
Derma Sciences, Inc.
214 Carnegie Center, Suite 100
Princeton, NJ  08540

Re:	Derma Sciences, Inc.
	Form 10KSB for the fiscal year ended December 31, 2004
	File No. 1-13070

Dear Mr. Yetter:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10KSB for the fiscal year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis or Plan of Operations

Results of Operations

Sales and Gross Profit, pages 15-16

1. We note that one of the reasons for a reduction in Dermagran sales was the result of a 2003 year end promotion. Please expand your disclosure to address the following and explain to us:

* The terms of the promotion including the nature of any incentives offered to distributors and the rights of return for this promotion;
* Discuss if the promotion resulted in excess inventory at distributors. Quantify the normal amount of inventory levels held by distributors and the amount of excess inventory held by these customers at the end of 2003. Tell why how you are able to make a reasonable and reliable estimate of product returns for this promotion. Please address the factors that may affect or preclude the ability to make reasonable and reliable estimates of product returns in the Interpretive Response to Question 1 of SAB Topic 13.A.4(b).

* Discuss whether you had changes in your estimates of product returns related to this promotion and disclose the impact, if any, on your net sales and operations in 2004.


Critical Accounting Policies

Revenue Recognition and Adjustments to Revenue, page 23

2. We believe your disclosure related to estimates of items that reduce gross revenue such as product returns and trade rebates could be improved as follows:

a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b. Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.
d. If applicable, discuss any shipments made as a result of promotions/incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e. You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.


Consolidated Financial Statements

Consolidated Statement of Operations, page 28
3. It appears that amortization and write-off of product rights is classified as an operating expense. We believe amortization and impairment related to acquired developed products should be included in cost of sales. Alternatively, include a parenthetical disclosure after the caption `cost of sales` indicating that amortization and impairment of developed products is excluded and disclose the amount of amortization and impairment of developed product rights excluded from cost of sales. Please refer to SAB Topic 11:B. Please note that the discussion of gross profit excluding amortization and impairment of developed product rights should be avoided.




*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Todd Sherman, staff accountant, at 202-824-
5358
or Don Abbott, senior accountant, at 202-942-2819 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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John E. Yetter
Derma Sciences, Inc.
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